

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 23, 2005

Mr. Landy L. Fullmer
Chief Financial Officer
APCO Argentina Inc.
One Williams Center
Mail Drop 26-4
Tulsa, OK 74172

      Re: **APCO Argentina Inc**
               Form 10-K for Fiscal Year Ended December 31, 2004
               Filed March 14, 2005
               Response Letter Dated, October 27, 2005
               File No. 0- 08933

Dear Mr. Fullmer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief